                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                -----------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       Or

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                 For the Transition period from ______ to ______

                         Commission file number 1-10458

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         NORTH FORK BANCORPORATION, INC.
                         401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       North Fork Bancorporation, Inc.
                              275 Broadhollow Road
                            Melville, New York 11747

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                         Page
                                                                         ----
Report of Independent Registered Public Accounting Firm                    1

Statements of Assets Available for Benefits as of
  December 31, 2004 and 2003                                               2

Statements of Changes in Assets Available for Benefits
  for the Years ended December 31, 2004 and 2003                           3

Notes to the Financial Statements                                         4-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
  as of December 31, 2004                                                 11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 401(k) Retirement Savings Plan Committee
North Fork Bancorporation, Inc.:

We have audited the accompanying statements of assets available for benefits of North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

New York, New York
June 24, 2005

                         NORTH FORK BANCORPORATION, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   Statements of Assets Available for Benefits

                           December 31, 2004 and 2003


                                                                     2004              2003
                                                                 ------------      ------------
Investments, at fair value:
  North Fork Bancorporation, Inc. common stock                  $ 279,542,778      $ 48,947,935
  Shares of registered investment companies                        36,416,318        28,508,631
  Guaranteed Income Fund                                           14,730,855        13,713,637
  Retirement System Group, Inc. common stock                              239               266
  Loans to participants                                             2,560,390         2,242,918
                                                                -------------      ------------
         Total investments                                        333,250,580        93,413,387
                                                                -------------      ------------
Receivables:
Employer contribution receivable                                    1,127,480           752,790
                                                                -------------      ------------
         Total receivables                                          1,127,480           752,790
                                                                -------------      ------------
  Assets available for benefits                                 $ 334,378,060      $ 94,166,177
                                                                =============      ============

See accompanying notes to financial statements.

                         NORTH FORK BANCORPORATION, INC.
                         401(k) RETIREMENT SAVINGS PLAN

             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 2004 and 2003

                                                                  2004                 2003
                                                              -------------        ------------
Additions:
Investment activities:
Net appreciation in fair value of investments                 $   5,530,755        $ 12,744,340
Dividends                                                         1,563,791           1,287,272
Interest                                                            650,329             654,550
                                                              -------------        ------------
                                                                  7,744,875          14,686,162
                                                              -------------        ------------
Contributions:
Participants                                                      8,249,611           7,164,986
Employer                                                          4,066,633           3,403,452
Assets transferred from merging plans                           227,782,748           1,965,755
                                                              -------------        ------------
Total contributions                                             240,098,992          12,534,193
                                                              -------------        ------------
Other income                                                            --                2,439
                                                              -------------        ------------
Total additions                                                 247,843,867          27,222,794
                                                              -------------        ------------
Deductions:
Benefits paid to participants                                    (7,601,115)         (4,845,724)
Administrative expenses                                             (30,869)            (30,349)
                                                              -------------        ------------
Total deductions                                                 (7,631,984)         (4,876,073)
                                                              -------------        ------------
Net increase                                                    240,211,883          22,346,721
Assets available for benefits:
Beginning of year                                                94,166,177          71,819,456
                                                              -------------        ------------
End of year                                                   $ 334,378,060        $ 94,166,177
                                                              =============        ============

See accompanying notes to financial statements.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


(1)  Description of the Plan

     The following is a brief description of the North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan covering substantially all employees of North Fork Bancorporation, Inc. and its subsidiaries (the Company). The Plan was established effective October 1, 1992 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the Company's wholly owned subsidiary, North Fork Bank (the Bank).

          Effective October 1, 2002, the Company appointed CIGNA Bank & Trust Company (CIGNA) to be trustee of the Plan. In accordance with the terms of the trust agreement between the Company and CIGNA, Plan assets can only be invested in selected funds and trusts managed by CIGNA and/or its related entities and any other investment company as directed by the Company, as well as the Company's stock. In 2004, Prudential Retirement Insurance & Annuity (Prudential) acquired CIGNA.

          Effective June 1, 2003, the 401(k) Profit-Sharing Plan of Commercial Bank of New York (CBNY) was merged into the Plan. Assets aggregating $1,699,622 were transferred to the Plan. Effective October 1, 2003, the 401(k) Profit-Sharing Plan of Omni Commercial, LLC (a majority owned subsidiary which was acquired in connection with the CBNY acquisition) was merged into the Plan. Assets aggregating $266,133 from this plan were transferred to the Plan.

          On May 14, 2004, the Company acquired The Trust Company of New Jersey
          (TCNJ). TCNJ was merged with and into the Bank, and the Company became the successor sponsor of the TCNJ 401(k) Plan. As a result of the merger, beginning with the first payroll period following May 15, 2004, employees of TCNJ become eligible to participate in the Plan, and on September 30, 2004, $6,776,837 of assets were transferred from the TCNJ 401(k) Plan into the Plan.

          On October 1, 2004, the Company acquired GreenPoint Financial Corp. (GreenPoint). The Company became the successor sponsor of the GreenPoint 401(k) Savings Plan and the GreenPoint Employee Stock Ownership Plan (ESOP). On December 29, 2004, $221,005,911 of assets were transferred from the GreenPoint ESOP.

     (b)  Eligibility and Participation

          All employees classified by the employer as salaried employees are eligible to participate in the Plan on the first day of the month coincident with or next following the day they complete three months of service and attain age 21.

          All employees classified by the employer as hourly employees are eligible to participate in the Plan on the first day of the month coincident with or next following their completion of one year of service and attain age 21.

          The Plan was amended, effective March 16, 2001, to provide service credit for eligibility and vesting purposes, as defined, to individuals previously employed by such acquired institutions.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003



     (c)  Contributions

          A participant in the Plan may elect to contribute to the Plan an amount from 1% to 20% of his/her compensation (before tax contribution), as defined, subjects to certain limitations. The Company's matching contributions will be equal to 100% of the employee's before tax contribution, as defined, on amounts up to 3% of the employee's compensation, and 50% of the employee's before tax contribution on amounts between 4% and 6% of compensation. A participant may elect to change his/her savings rate on the first pay period of each month, as defined in the Plan.

     (d)  Vesting and Forfeiture

          Each participant is always fully vested in his/her contributions and earnings thereon. Each participant in the Plan on October 1, 1992 was fully vested in his/her Company contribution account. Effective January 1, 2002, employees with an hour of service on or after such date became 100% vested in the Company's matching contribution account. For participants not active as of January 1, 2002, the vested interest in the Company's matching contribution account is determined as follows:

                                                              Vested
                   Years of vesting service                 percentage
                   ------------------------                 ----------
                             2                                  25%
                             3                                  50%
                             4                                  75%
                         5 or more                             100%

          Any amounts forfeited by reason of failure to vest shall be used by the Company to reduce its contributions. Forfeitures amounted to $0 and $9,019 for the years ended December 31, 2004 and 2003, respectively.

     (e)  Investment Elections

          A participant may direct his/her contributions in 5% increments in any of the investment options currently offered by the Plan. Participants may change their investment elections daily.

     (f)  Investment Options

          The Plan allows participant-directed investments in the North Fork Bancorporation, Inc. Common Stock and funds, including a collective investment trust managed by Prudential, as follows:

          (1)  Guaranteed Income Fund

               This fixed income fund offers safety of principal and an attractive rate of return. The fund's objective is to provide competitive yields relative to comparable guaranteed fixed income investment funds.

          (2)  Prudential Short Term Bond Fund.

               The fund's objective is to consistently outperform comparable funds in the money market universe.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


          (3)  State Street Short Term Bond Fund

               The assets in this fund are invested with an emphasis on safety and liquidity, through a portfolio of high quality money market instruments. The fund's objective is to consistently outperform comparable funds in the money market universe.

          (4)  CIGNA Lifetime Fund

               The CIGNA Lifetime Funds are a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offers a range of risk/return characteristics. The investment objective for each of the five funds varies, in keeping with the investment time horizon (using the participant's age as the indicator of time remaining to retirement) and associated asset allocation of the underlying portfolios. The performance goal for each is to consistently outperform its custom benchmark over full market cycles.

          (5)  Fidelity Advisor Equity Growth Account

               The fund invests in the stock of companies that it believes have above average growth potential. The fund's objective is to achieve capital appreciation.

          (6)  T. Rowe Price Equity Income Fund

               This account invests wholly in Advisors shares of the T. Rowe Price Equity Income Fund. The fund's objective is to provide substantial dividend income and long-term growth of capital through investments in the common stocks of established companies.

          (7)  Waddell & Reed Advisors Accumulative Fund

               This fund invests in stocks with large market capitalizations, which offer higher growth rate potential. The fund's objective is to provide capital growth, with a secondary objective of current income.

          (8)  Mid Cap Growth/Artisan Partners

               The fund focuses on medium-sized companies, which can offer attractive investment characteristics. The fund's objective is to achieve maximum long-term capital growth in excess of the Russell Mid Cap Growth and Russell Mid Cap indexes, while managing portfolio risk.

          (9)  Oakmark Select Fund

               This fund holds a high concentration of assets in a relatively small number of securities, offering risk-tolerant investors unique portfolio diversification opportunities within the equity asset class. The fund's objective is to provide capital appreciation by investing primarily in a nondiversified portfolio of equity securities.

         (10)  AIM Small Cap Growth Fund

               The fund is a diversified style, pure small cap fund which employs AIM's earnings-momentum investment discipline. The fund's objective is to provide long-term capital growth.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


         (11)  Small Cap Value / Perkins, Wolf, McDonnell Fund

               The fund's objective is to provide capital appreciation by investing primarily in the common stock of small companies with market capitalizations of less than $1.5 billion.

         (12)  International Growth / Artisan Partners Fund

               The fund's objective is to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies.

         (13)  North Fork Bancorporation, Inc. Common Stock Fund

               The fund is an equity fund invested in shares of the Company's common stock. The Plan includes an Employee Stock Ownership Plan
               (ESOP) feature, in which the ESOP is both a profit sharing and an employee stock ownership plan intended to qualify under Sections 401(a) and 4975(e)(7) of the Internal Revenue (the Code), and as such is designed to invest primarily in employer securities described in Section 409(1) of the Code. The conversion of the North Fork Bancorporation, Inc. common stock fund to ESOP will allow participants to elect dividend payment or reinvestment.

     (g)  Payment of Benefits

          When a participant terminates his/her participation in the Plan for reasons other than death, he/she is given the right to elect to receive a distribution of the vested value of the Participant's Accounts or to keeping it in the Plan or to rollover to another qualified Plan. The portion of such lump sum attributable to the Company's common stock will be paid in the Company's stock, unless the participant elects otherwise. When a participant's participation in the Plan terminates because of death, his/her beneficiary will receive the vested value of his/her account in a lump sum as soon as administratively practicable after the receipt of the request for distribution.

          During employment, a participant may withdraw his/her contributions and the corresponding Company matching contribution, as defined, in the event of a "financial hardship". Such withdrawals are payable in cash and the participant's contributions will be suspended for at least twelve months after the hardship withdrawal is paid. A participant can resume his/her contribution on any quarterly entry date, as defined, following the suspension period; the Company matching contribution will resume on a concurrent basis.

          Effective October 1, 2002, a participant is entitled to withdraw all or any portion of his account while in service at any time on or after attaining age 59 1/2. The number of in service withdrawals is limited to two per calendar year.

     (h)  Loans to Participants

          A participant may request a loan from the Plan up to one half of the vested portion of his/her account, as defined. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loan terms range from one to five years. Loans for the purchase of a primary residence may be extended to up to 25 years. The loan is secured by 50% of the balance in the participant's account and bears interest at the prime rate plus an additional 1% as determined in accordance with the terms of the Plan. Principal and interest are paid ratably through regular payroll deductions.

          Effective May 1, 2002 in addition to one general-purpose loan, a participant may have one additional loan if it is for the purchase of a primary residence. Refinancing of loans is not permitted.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could vary from those estimates.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies and the collective investment trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

          Interest income is recorded on an accrual basis and dividend income is recorded on the ex dividend date. Securities transactions are recorded on a trade-date basis.

          Retirement System Group Inc. stock is carried at fair value as determined based upon an independent valuation.

     (c)  Payment of Benefits

          Benefits are recorded when paid.

     (d)  Risks and Uncertainties

          The Plan offers a number of investment options, which include Company common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits and participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which invests in a single security.

(3)  Related Party Transactions

     Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

     Certain Plan investments are shares of funds managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the years ended December 31, 2004 and 2003.

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


(4)  Federal Income Tax

     The Plan has received a determination letter from the Internal Revenue Service as of March 25, 2005 indicating that the Plan meets the requirements of the Internal Revenue Code of 1986 (IRC) Section 401(a) and the related trust is exempt from tax under IRC Section 501(a). In the opinion of the plan administrator and the Plan's qualified tax advisor, the Plan and its underlying trust are currently designed and are being operated in compliance with the applicable provisions of the IRC.

(5)  Administrative Expenses

     Certain administrative expenses are paid by the Company. Transaction charges and fees/commissions are paid by Plan participants.

(6)  Investment in Funds and Collective Investment Trusts

     The following investments exceeded 5% of the Plan's assets at December 31, 2004 and 2003:

                                                                    2004            2003
                                                                -----------      ----------
     Fidelity Advisor Equity Growth                                      --       8,427,684
     Waddell & Reed Advisors Accumulative Fund                           --       4,898,080
     CIGNA Guaranteed Income Fund                                        --      13,713,637
     North Fork Bancorporation, Inc. Common Stock Fund          279,542,778      48,947,935

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $5,530,755 and $12,744,340, during 2004 and 2003, respectively, as follows:

                                                                   2004              2003
                                                                -----------       ----------
     Shares of registered investment companies                  $ 2,331,003        4,760,773
     North Fork Bancorporation, Inc., common stock                3,199,779        7,983,653
     Retirement System Group, Inc., common stock                        (27)             (86)
                                                                -----------       ----------
                 Total                                          $ 5,530,755       12,744,340
                                                                ===========       ==========

(7)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

                                                                               2004              2003
                                                                          -------------       ----------
     Assets available for benefits per the financial statements           $ 334,378,060       94,166,177
       Amounts allocated to withdrawing participants                        (15,977,325)      (1,188,190)
                                                                          -------------       ----------
     Assets available for benefits per the Form 5500                      $ 318,400,735       92,977,987
                                                                          =============       ==========

                       NORTH FORK BANCORPORATION, INC.
                       401 (k) RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 2004 and 2003


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

                                                                                2004           2003
                                                                            ------------   ------------
     Benefits paid to participants per the financial statements             $  7,601,115      4,845,724
     Add:
       Amounts allocated to withdrawing participants (current accrual)        15,977,325      1,188,190
       Amounts allocated to withdrawing participants (prior accrual)          (1,188,190)    (1,312,912)
                                                                            ------------   ------------
     Benefits paid to participants per the Form 5500                        $ 22,390,250      4,721,002
                                                                            ============   ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 as liabilities for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(9)  Subsequent Event

     As a result of the merger between the Company and GreenPoint, as described in Note 1 above, beginning on January 1, 2005, employees of GreenPoint became eligible to participate in the Plan. The Plan Sponsor anticipates that the assets of the GreenPoint 401(k) Savings Plan will be transferred into the Plan prior to December 31, 2005.

                                                          Supplemental Schedule

                         NORTH FORK BANCORPORATION, INC.
                         401(k) RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

      Identity of issue, borrower,              Description of investment including maturity date,            Current
        lessor, or similar party               rate of interest, collateral, par, or maturity value            value
-----------------------------------------------------------------------------------------------------------------------
Registered investment companies:
      State Street Global Advisors         Global Bond (27,769.56 units at $121.5)                        $   3,374,023
 *    Prudential                           Short-Term Bond Fund (106,414.94 units at $12.50)                  1,330,475
 *    CIGNA Lifetime 20                    Balanced Fund (12,407.88 units at $14.16)                            175,666
 *    CIGNA Lifetime 30                    Balanced Fund (13,447.41 units at $14.28)                            192,001
 *    CIGNA Lifetime 40                    Balanced Fund (288,309.54 units at $14.09)                         4,063,237
 *    CIGNA Lifetime 50                    Balanced Fund (62,355.70 units at $14.24)                            887,674
 *    CIGNA Lifetime 60                    Balanced Fund (4,192.57 units at $14.43)                              60,504
      Fidelity Advisor                     Equity Growth Fund (116,712.82 units at $77.56)                    9,051,922
      T. Rowe Price                        Equity Income Fund (45,723.06 units at $30.59)                     1,398,533
      Waddell & Reed                       Advisors Accumulative Fund (887,263.48 units at $7.09)             6,290,124
      Artisan Partners                     Mid Cap Growth (76,372.36 units at $10.24)                           782,312
      Oakmark                              Oakmark Select Fund (70,983.96 units at $33.81)                    2,400,161
      AIM Small Cap                        Small Cap Growth Fund (55910.05 units at $27.46)                   1,535,290
      Perkins, Wolf, McDonnell             Small Cap Value (40,908.05 units at $23.47)                          960,262
      Artisan Partners                     International Growth Fund (371,864.85 units at $10.53)             3,914,134
                                                                                                            -----------
                                           Total investment in registered investment companies               36,416,318
                                                                                                            -----------

Collective investment trust:
 *    Prudential                           Guaranteed Income Fund (519,410.56 units at $28.36)               14,730,855

Common stock:
 *    North Fork Bancorporation, Inc.      North Fork Bancorporation, Inc. Common Stock Fund
                                           (9,689,524.37 units at $28.85)                                   279,542,778
      Retirement System Group Inc.         Retirement System Group, Inc. Common Stock Fund                          239
                                           (68.77 units at $3.48)
                                                                                                            -----------
                                           Total common stock                                               279,543,017
                                                                                                            -----------
 *    Plan participants                    397 participant loans (interest rates ranging from 5% to
                                           10.50% and maturities ranging 12 months to 20 years)               2,560,390
                                                                                                            -----------
                                           Total investments                                              $ 333,250,580
                                                                                                            ===========

* Identifies persons known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTH FORK BANCORPORATION, INC. 401(k) RETIREMENT SAVINGS PLAN

Date: June 29, 2005


By: /s/ Daniel M. Healy
------------------------------
Daniel M. Healy
Executive Vice President/CFO

Exhibit No.
-----------
   23.1      Consent of Independent Registered Public Accounting Firm.